July 25, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief, Office of Electronics and Machinery

Re:

Biotricity Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed May 5, 2017

File No. 333-210933

Ladies and Gentlemen:

On behalf of our client, Biotricity Inc. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated May 17, 2017 (the “Comment Letter”), with respect to Amendment No. 6 to the Registration statement on Form S-1 filed by the Company with the Commission on May 5, 2017 (File No. 333-210933) (the “Registration Statement”). Please note that the Company filed its Annual Report on Form 10-K and it has updated the disclosure in the Registration Statement as applicable.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.

 Recent Developments, page 2

1.

Please reconcile the second sentence and the added third sentence of the fourth paragraph. If you have filed the required documents with the FDA regarding a second 501(k) clearance, it is unclear what “laboratory testing” remains to be done before FDA submission. Also (1) ensure that your disclosure regarding the status of your FDA submissions and remaining steps before you begin marketing your product is current and consistent throughout your document, including on pages 49 and 58, and (2) clarify in your prospectus the date of your most recent application for 510(k) clearance.

Response:

The Company has revised the Registration Statement to ensure that its disclosure is current. It has also provided disclosure regarding the remaining steps towards marketing its product, ensuring this disclosure is current and consistent. It has also clarified when the most recent application for 501(k) clearance has been submitted. Please see pages 2, 51,52 and 60.

Intellectual Property, page 56

2.

Please tell us why you deleted your disclosure in the second paragraph regarding the company excluded from the exclusivity granted by your software developer given your competition disclosure on page 53 regarding that company.

Response:

The Registration Statement has been revised to insert TZ Medical back into the second paragraph.

Manufacturing and Suppliers, page 62

3.

Please reconcile your disclosure in the second paragraph with your disclosure on page 24 of your Form 10-K for the fiscal year ended December 31, 2016, which identifies a manufacturer that you “have started working with for contract manufacturing.” Also, provide us your analysis of whether any agreements with the manufacturer should be filed as exhibits to your registration statement.

Response:

The Registration Statement has been revised to identify Providence Enterprises as the manufacturer that the Company has started working with and the Registration Statement has been revised to clarify the Company’s relationship with Providence.

As set forth in our prior correspondence with the staff, with respect to the staff’s comment regarding an analysis of whether any agreements with the manufacturer should be filed as exhibit, please note that the Company has advised us that it does not  have an contract with Providence or any obligation to use them  and that the Company enters  into purchase orders for each manufacturing request as it  would with other vendors.  The Company has further advised us that total amount of the purchase orders with Providence is approximately $13,000, and entering into a purchase order of this type is a typical part of the Company’s business.  Accordingly, the Company, believes that the purchase order is an agreement made in the ordinary course of the Company’s business, is not a material agreement and as such under Item 601 of Regulation SK, does not have to be filed as an exhibit.

Executive Compensation, page 67

4. Please update your compensation disclosure to include information for your last completed fiscal year: the year ended March 31, 2017.

Response:

2

The registration statement has been updated to include information for the fiscal year ended March 31, 2017.

Related Party Transactions, page 72

5. Please tell us why you removed the disclosure regarding the transactions that occurred in 2014. See Instruction 1 to Item 404 of Regulation S-K.

Response:

The disclosure regarding the transactions that occurred in 2014 has been put back into the Registration Statement. Please see page  72 and 73.

Item 15: Recent Sales of Unregistered Securities, page II-4

6. Please ensure that your disclosure regarding your securities issuances is consistent throughout your registration statement. For example, we note your disclosures on pages 3 and II-6. Also, please show us (1) how the information in this section of your registration statement can be used to bridge your disclosure regarding the number of shares outstanding as of December 31, 2016 on page F-4 with the disclosure on page 69 regarding the number outstanding on March 27, 2017 and (2) how the information regarding warrants on pages 5 and F-18 is reconcilable.

Response:

The Company has updated its disclosure throughout the Registration Statement in response to the staff’s comment to ensure consistency.

 * * * * *

We appreciate the Staff’s time and the consideration of the above-referenced responses. Please feel free to contact me should you wish to discuss the above-referenced responses.

Very truly yours,

/s/ David B. Manno

David B. Manno

cc:

Biotricity Inc.

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